02019720

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 3-12-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-2612

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH D.C. 365 SECTION

REPORT FOR THE YEAR BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities, Inc.

Official Use Only
56-0276690
Firm I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):

201 North Tryon Street
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

C. Fred Wagstaff, III — (704) 379-9427
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG, LLP

401 South Tryon Street, Suite 2300	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(c)(2)

3/22/02

AFFIDAVIT OF DULY AUTHORIZED OFFICERS OF CORPORATION

STATE OF NORTH CAROLINA)
) ss
COUNTY OF MECKLENBURG)

We, Edwin A. Dalrymple, President, and C. Fred Wagstaff, III, Chief Financial Officer, swear that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities, Inc. at December 31, 2001 are true and correct. We further swear that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except that security and commodity accounts of officers and directors are included in receivables from and payables to customers as they are subject to the same terms and regulations as to payment and, in the aggregate, are not significant. The financial statements are made available to those members and allied members whose signatures do not appear below.

Edwin A. Dalrymple, President

C. Fred Wagstaff, III, Chief Financial Officer

2/27/02 Notary Public **My Commission Expires June 20, 2002**

This report contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statements of Financial Condition
- ☐ (c) Statements of Operations and Retained Earnings
- ☐ (d) Statements of Cash Flows
- ☐ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation For Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation of Customers' Regulated Commodity Futures Accounts Under the Commodity Exchange Act
- ☐ (p) A report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5 and required by Regulation 1.16 of the Commodity Futures Trading

WACHOVIA SECURITIES, INC.
(A Wholly Owned Subsidiary of Wachovia Corporation)

Table of Contents

KPMG

401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Securities, Inc.:

We have audited the accompanying statement of financial condition of Wachovia Securities, Inc. (the "Company"), a wholly owned subsidiary of Wachovia Corporation as of December 31, 2001, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2002

WACHOVIA SECURITIES, INC.

(A Wholly Owned Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2001

(In thousands, except share amounts)

Assets		
Cash and cash equivalents	$	26,183
Securities purchased under agreements to resell		871,020
Receivables:		
Customers		472,225
Brokers, dealers and clearing agencies		22,120
Other		10,553
Securities owned – at market value		195,156
Securities borrowed		2,119
Goodwill, net of accumulated amortization of $12.3 million		114,727
Deferred taxes, net		42,706
Other assets		90,817
Total assets	$	1,847,626
Liabilities and Shareholder's Equity		
Liabilities.		
Short-term borrowings:		
Checks payable	$	35,783
Securities sold under agreements to repurchase		814,386
Note payable to Parent		2,287
Payables:		
Customers		448,427
Brokers and dealers		33,258
Parent and affiliates		21,354
Other		3,384
Accrued compensation and benefits		103,296
Securities sold, not yet purchased – at market value		4,419
Other liabilities and accrued expenses		25,450
Total liabilities		1,492,044
Long-term subordinated debt –		
Subordinated note payable to Parent		86,000
		86,000
Shareholder's equity:		
Common stock $.50 par value, 100,000 shares authorized; 100 shares issued and outstanding		—
Additional paid-in capital		251,309
Retained earnings		18,273
Total shareholder's equity		269,582
Total liabilities and shareholder's equity	$	1,847,626

See accompanying notes to statement of financial condition.

WACHOVIA SECURITIES, INC.

(A Wholly Owned Subsidiary of Wachovia Corporation)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Basis of Presentation

Wachovia Securities, Inc. ("WSI" or the "Company") commenced operations on April 1, 1999, through the merger of Interstate/Johnson Lane, Inc. ("IJL") and Wachovia Corporation (the "Parent"). As a result of the merger, WSI became a wholly owned subsidiary of Wachovia Corporation. On February 11, 2000, Wachovia Investments, Inc. ("WII"), a wholly owned subsidiary of the Parent, was merged into WSI. As WII was an entity under common control, the merger was accounted for in a manner similar to a pooling of interests.

The Company's parent, Wachovia Corporation, merged with First Union Corporation on September 1, 2001, and the combined entity retained the name Wachovia Corporation. The business of WSI is in the process of being transferred to First Union Securities Inc. ("FUSI") and First Clearing Corp. ("FCC"), both of which are subsidiary broker dealers of the new Wachovia Corporation. During 2001, certain assets were transferred to FUSI. The final segment of business to be transferred is the retail brokerage business. The transfer of this business is scheduled for May 2002. Upon completion of the transfer of the retail business FUSI will change its name to Wachovia Securities, Inc. and the existing WSI will cease operating.

The Company is a registered broker-dealer of The New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers, Inc. (the "NASD"). In addition, the Company is also a futures commission merchant subject to regulation under the Commodity Exchange Act. The Company is engaged as a securities broker-dealer, which comprises several classes of services, including securities and futures brokerage for individual and institutional investors, sale of mutual funds, money markets, annuities and other financial products, market-making and underwriting of municipal and corporate securities, investment banking and other investment advisory businesses.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

The Company records proprietary transactions on a settlement date basis, which does not differ materially from a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations and price activity of similar instruments.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash invested in short-term instruments with original maturities of three months or less and are not held for sale in the ordinary course of business.

(c) Resale and Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities on a daily

basis, and requests additional collateral or returns collateral pledged when deemed appropriate. In accordance with SFAS No. 140, the Company is required to reclassify the market value of collateral pledged to counterparties under securities repurchase agreements, in which the counterparty has the right to sell or re-pledge the security, from investments in securities to investment in securities pledged as collateral. At December 31, 2001, the contract value of securities sold under agreements to repurchase was $814.4 million collateralized by $828.8 million of securities purchased under agreements to resell.

(d) Securities borrowed

Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with related collateral adjusted as necessary.

(e) Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on the straight-line method over 25 years. The carrying value of goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicated that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the assets acquired over the remaining amortization periods, the carrying value will be adjusted accordingly.

(f) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or receivable is recognized as of the date of the financial statements, utilizing currently enacted tax laws.

(g) Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

(3) Cash and Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities Exchange Commission ("SEC"), securities purchased under agreements to resell of $20,017,863 have been segregated for the exclusive benefit of clients at December 31, 2001. As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB

calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the Company had a reserve requirement of $94,902 as a result of the PAIB calculation, and the Company had segregated $215,100 for the exclusive benefit of the PAIB.

Prior to December 1, 2001, the Company cleared commodity transactions through a commodities clearing firm under an omnibus clearing arrangement, and was required to calculate segregation requirements and segregate funds in customers' regulated commodity futures accounts under Section 4d(2) of the Commodity Exchange Act. As of December 1, 2001, the Company terminated its contract with the commodities clearing firm and began clearing commodities transactions through another commodities clearing firm under a fully-disclosed clearing arrangement. Because the Company no longer has any commodities customers, as of December 1, 2001 the Company is not required to calculate segregation requirements and segregate funds under the Commodity Exchange Act.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2001, consist of long and short positions, in trading accounts as follows:

	Trading securities owned	Securities sold, not yet purchased
	(in thousands)	
U.S. Government/agency securities	$ 1,758	—
Commercial paper	104,022	—
Mortgage-backed securities	374	—
Corporate debt	2,920	2,853
Corporate stocks	29,505	1,323
State and municipal debt	56,577	243
	$ 195,156	4,419

(5) Collateral Arrangements

The Company has accepted securities as collateral for credit extended to customers which it is permitted to repledge or sell. At December 31, 2001, the fair value of this collateral approximated $639,000,000, of which approximately none had been repledged or sold by the Company. The collateral is received from customers and is available to the Company to enter into secured borrowing arrangements.

(Continued)

(6) Short Term Borrowings

The Company has a revolving line of credit agreement (the "Agreement") with the Parent that allows for borrowings of up to $750 million. Interest on borrowings is based on the fed funds rate and is payable monthly. Outstanding borrowings are uncollateralized and payable on demand. At December 31, 2001, there were no outstanding borrowings under this agreement.

The Company also has a total of $550 million in lines of credit with two commercial lenders ("Credit Facilities"). Up to $115 million of borrowings under the Credit Facilities may be made on an unsecured basis. Secured borrowings under these Credit Facilities are secured by firm proprietary securities. Interest on these Credit Facilities is based on fed funds rates and is payable, at least, monthly. Outstanding principal balances are payable on demand. At December 31, 2001, there were no outstanding borrowings under these Credit Facilities.

(7) Subordinated Debt

The Company has a subordinated note agreement with the Parent for $86 million as of December 31, 2001. Interest on the note is based on LIBOR plus 0.80% per annum (2.88% as of December 31, 2001) and is payable monthly. The note matures March 31, 2011.

Borrowings under subordinated note agreements are subordinated to claims of general creditors and are therefore considered allowable capital under the SEC's Uniform Net Capital Rule. Subordinated borrowings may not be repaid if they are necessary for the Company to remain in compliance with minimum net capital requirements.

(8) Commitments and Contingent Liabilities

The Company leases operating space and equipment under operating leases that expire at various dates through 2013. Certain of the leases contain renewal options and escalation clauses. As of December 31, 2001, annual future minimum lease payments under noncancelable lease obligations consisted of the following:

		Amount (in thousands)
2002	$	13,933
2003		8,412
2004		5,432
2005		4,285
2006		3,014
Thereafter		20,414
Total	$	55,490

In lieu of margin deposits with certain clearing agencies, the Company had $3.5 million outstanding at December 31, 2001, on two uncollateralized irrevocable letters of credit issued by a commercial lender

The Company is involved in various claims and legal actions arising in the ordinary course of business. Based upon discussion with counsel, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

(9) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax assets (liabilities) at December 31, 2001, are as follows:

	(In thousands)
Accrued expenses, deductible when paid	$ 21,178
Deferred compensation	15,105
Prepaid pension	6,577
Other, net	2,687
Deferred income tax assets	45,547
Other, net	(2,841)
Deferred income tax liabilities	(2,841)
Net deferred income tax asset	$ 42,706

The realization of the net deferred income tax asset may be based on utilization of carrybacks to prior taxable periods, the anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred income tax assets can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences.

The Internal Revenue Service (the IRS) is currently examining the Parent's federal income tax returns for the years 1997 through 1999. In addition, in November 2001, the IRS issued reports related to the examination of the Parent's 1994 to 1996 federal income tax returns. Although the amount of any ultimate liability with respect to such examinations cannot be determined, in the opinion of management, any such liability will not have a material impact on the Company's financial position or results of operations. In 1999, the IRS examination of the Parent's federal income tax returns for the years 1991 through 1993 was settled with no significant impact on the Company's financial position or results of operations.

(Continued)

(10) Related Party Transactions

The Company has transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2001, such transactions included loan syndications, purchases of securities under agreements to resell and deposits. The Parent and its affiliates also provide referral support services, clearance, legal, accounting, tax, audit, data processing and other administrative support services to the Company. In the opinion of management, such transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

Receivables and payables due to/from the Parent and affiliates do not have defined terms as to repayment.

(11) Stock Based Compensation

(a) *Key Employee Stock Purchase Program*

In 1996, IJL adopted a program enabling certain key producers to enter into an agreement whereby they would subscribe for and agree to purchase a specified number of shares of common stock over a five-year period ending December 31, 2001. Shares were offered at a price specified in the plan which was less than their fair market value on the award date. Payment for the shares by the employees are effected through a combination of a lump-sum balloon payment at the end of the period and periodic payroll deductions, which may be used to purchase unrestricted shares on an after-tax basis or restricted shares on a pre-tax basis.

The plan was adopted by the Parent upon its merger with IJL and all restricted shares previously issued were converted to the Parent's common stock, however they retained the restrictions pursuant to the original plan.

(b) *Retention Stock Grant*

In conjunction with its merger with IJL, approximately 250,000 shares of the Parent's common stock were reserved for issuance under a retention program designed to retain key IJL employees. These shares vest ratably over a three-year period and are forfeited if the employee terminates.

(12) Qualified Employee Benefit Plans

(a) *Defined Benefit and Defined Contribution Plans*

The Parent and other affiliates sponsor various contributory and noncontributory employee benefit plans, which cover substantially all of the Company's employees. The cost of the plans is allocated among the affiliated group based on the number and salaries of the participants from each entity. Accumulated plan benefit information and plan net assets for the Company are not separately determinable. As of December 31, 2001, the net assets of the various defined benefit pension plans that cover the Company's employees exceeded the actuarial present value of accumulated benefit obligations of the plans.

(Continued)

In addition, the Parent provides certain nonpension benefits to retirees. Accumulated plan benefits information for the Company is not separately determinable. Post-retirement benefit obligations other than pensions are unfunded.

(b) *Profit-Sharing and Capital Accumulation Plan and Employee Stock Ownership Plan*

During 1999, former eligible IJL employees continued to participate in a Profit-sharing and Capital Accumulation Plan (CAP) and an Employee Stock Ownership Plan (ESOP) previously offered by IJLI. Each of the plans were qualified under the Employee Retirement Income Security Act. During 2000, the board of directors of the Parent approved the termination of the ESOP, effective as of the close of business on September 30, 1999. The assets of the ESOP were distributed to the participants during 2001.

(13) Financial Instruments

Management estimates that at December 31, 2001, the aggregate net fair value of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

In the normal course of business, the Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to re-pledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $873.1 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

(14) Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and member of the New York Stock Exchange ("NYSE"), the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method of the rule, which prohibits a broker-dealer from engaging in any transactions when its "net capital" is less than 2% of its "aggregate debit balances" arising from client transactions, as these terms are defined in the rule. The NYSE may also impose business restrictions on a member firm if its net capital falls below 5% of its aggregate debit balances. The Company is also subject to the Commodity Futures Trading Commission minimum net capital requirement. At December 31, 2001, the Company's net capital was $118.8 million, or 24.3% of its aggregate debit balances and approximately $109.1 million in excess of its minimum regulatory requirement.

Dividend payments, repayments of subordinated liabilities and advances to the Parent and affiliates are subject to certain limitations and other provisions of the net capital rules of the SEC.

(Continued)

(15) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential accounting loss the Company faces due to the possible nonperformance by customers.

The Company's customer securities activities are transferred on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2001, were settled without an adverse effect on the Company's financial statements taken as a whole.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices that differ from values reflected on the statement of financial condition.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

Forward and futures contracts provide for the seller agreeing to make delivery of securities or other instruments at a specified future date and price. Risk arises from the potential inability of counterparties to honor contract terms and from changes in values of the underlying instruments. While the Company may participate occasionally in the trading of some derivative securities for its clients, this trading is not a significant portion of the Company's business.

KPMG

WACHOVIA SECURITIES, INC.

(A Wholly Owned Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)